EXHIBIT 99.12
Notice to ASX/LSE
Shareholdings of persons discharging managerial responsibility
(PDMR) / Key Management Personnel (KMP)
24 March 2025
As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange
(LSE).
Rio Tinto Equity Incentive Plan 2018 (EIP)
Bonus Deferral Awards (BDA) and Performance Share Award (PSA)
Consistent with the terms of our remuneration policy, the People & Remuneration Committee has approved a partial deferral of the 2024 annual bonus for members of the Executive Committee to be delivered as BDA.
Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares).
These awards will vest on 1 December 2027.
PSA are also granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The 2025 PSA will be measured against two performance conditions, a
Total Shareholder Return (TSR) measure and a decarbonisation related measure, after three years followed by a two-year holding period.
The following PDMRs were awarded the following share awards on 19 March 2025:

	Rio Tinto plc		Rio Tinto Limited
PDMR	No. of shares awarded as BDA	No. of shares awarded as PSA	No. of shares awarded as BDA	No. of shares awarded as PSA
Stausholm, Jakob	13,354	137,361	-	-
Cunningham, Peter	7,907	76,299	-	-
Jackson, Katie	2,182	61,343	-	-
Kaufman, Sinead	-	-	4,879	50,599
Pécresse, Jérôme	8,384	71,780	-	-
Trott, Simon	-	-	5,741	57,851
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock
Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation
Notice to ASX/LSE2 / 2
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com